January 19, 2018

VIA EDGAR SUBMISSIONS

Mr. Kevin Vaughn

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intercept Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-35668

Dear Mr. Vaughn:

On behalf of Intercept Pharmaceuticals, Inc. (the “Company”), the undersigned respectfully sets forth below the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated December 5, 2017. For ease of reference, the text of each of the Staff’s comments are reproduced in italicized, bold type in numerical sequence in this letter, with the response of the Company immediately following each comment.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements

10. Long-Term Debt, page F-19

1.	You disclose on page 89 that you may be required to repurchase your convertible notes for cash if you undergo a fundamental change, and that the convertible notes may become due and payable under certain events of bankruptcy, insolvency or reorganization. Please provide us with your analysis of the applicable accounting guidance supporting your classification of the equity component of the notes as equity. Explain your consideration of ASC 815-40-25-7 and ASC 815-40-55-2 in this analysis.

In analyzing the appropriate accounting treatment for the convertible senior notes (the “Notes”), we considered the conversion option and the holder put option in the event of a Fundamental Change and Event of Default as separate units of account in evaluating whether each should be deemed a derivative requiring bifurcation. We believe a separate analysis is appropriate as the features have different underlying components and settlement amounts. The conversion option does not provide the holder with the ability to net cash settle, and as such, we believe that ASC 815-40-25-7 and ASC 815-40-55-2 are not applicable. Further, because the conversion option is indexed to the Company’s stock and would be classified in stockholder’s equity if it were a freestanding derivative security, we concluded that it is not an embedded derivative requiring bifurcation. Moreover, the exercise of the holder put option in the event of a Fundamental Change or an Event of Default will result in cash settlement of the Notes at the outstanding principal amount plus accrued and unpaid interest, and such exercise is unrelated to the conversion option.

10 Hudson Yards, 37th Floor, New York, NY 10001

T (646) 747-1000 F (646) 747-1001 W interceptpharma.com

In analyzing these embedded features, we reviewed the guidance provided in ASC 815-15-55-76A, which is applicable to a convertible debt instrument within the scope of the Cash Conversion Subsections of Subtopic 470-20, as follows:

Certain Convertible Debt Instruments

55-76A The following steps specify how an issuer shall apply the guidance on accounting for embedded derivatives in this Subtopic to a convertible debt instrument within the scope of the Cash Conversion Subsections of Subtopic 470-20.

Step 1. Identify embedded features other than the embedded conversion option that must be evaluated under Subtopic 815-15.

Step 2. Apply the guidance in Subtopic 815-15 to determine whether any of the embedded features identified in Step 1 must be separately accounted for as derivative instruments. Paragraph 470-20-15-4 states that the guidance for a convertible debt instrument within the scope of the Cash Conversion Subsections of Subtopic 470-20 does not affect an issuer’s determination of whether an embedded feature shall be separately accounted for as a derivative instrument.

Step 3. Apply the guidance in paragraph 470-20-25-23 to separate the liability component (including any embedded features other than the conversion option) from the equity component.

Step 4. If one or more embedded features are required to be separately accounted for as a derivative instrument based on the analysis performed in Step 2, that embedded derivative shall be separated from the liability component in accordance with the guidance in this Subtopic. Separation of an embedded derivative from the liability component would not affect the accounting for the equity component.

In performing Steps 1 and 2 above with respect to the holder put option in the event of a Fundamental Change and Event of Default, we concluded that these embedded features did not require bifurcation. Specifically, the events that would constitute an Event of Default are directly related to the Company’s ability to perform under the terms of the Notes and/or its ability to continue as a going concern and, as such, are credit risk-related events. Therefore, the acceleration upon an Event of Default represents a contractual remedy arising from the Company’s failure to perform under the terms of the Notes rather than a potential embedded derivative that modifies cash flows to investors. Additionally, even if the acceleration of maturity provisions upon an Event of Default were considered and analyzed as a derivative, the features would be considered clearly and closely related to the host instrument as provided for in ASC 815-15-25-1a, as interpreted by ASC 815-15-25-42, and bifurcation would not be required.

With respect to the holder put option in the event of a Fundamental Change, ASC 815-15-25-20 provides guidance regarding whether calls and puts embedded in debt instruments are clearly and closely related to the debt host.  ASC 815-15-25-42 provides a four-step decision sequence that is based on the guidance in ASC 815-15-25-20 and should be closely reviewed in determining whether calls and puts that may accelerate the settlement of debt instruments are considered clearly and closely related to the debt host contract. The settlement amount upon exercise of the contingent put does not adjust based on changes in an index, and the debt did not involve a substantial premium or discount. In addition, in considering whether to analyze the embedded contingent put option under ASC 815-15-25-26 through 25-27 (the “double-double test”), the Company noted that the guidance applies to an embedded derivative in which the only underlying is an interest rate or interest rate index altering interest payments. The contingency necessary for exercise of the put option, i.e., a Fundamental Change, represents an underlying. Therefore, the embedded contingent put option contains multiple underlyings, interest rates and the probability of a Fundamental Change and, as such, an analysis of this embedded derivative under ASC 815-15-25-26 through 25-27 is not required. Based on this four-step analysis, we concluded that the contingent put option in the event of a Fundamental Change should not be bifurcated from the Notes and accounted for separately.

10 Hudson Yards, 37th Floor, New York, NY 10001

T (646) 747-1000 F (646) 747-1001 W interceptpharma.com

As described in Step 4, an embedded derivative that had to be separated from the liability component would not affect the accounting for the equity component.

2.	Please provide us with your analysis of the applicable accounting literature supporting your accounting treatment including recognition, measurement (initial and subsequent) and classification of the capped call transactions.

In accounting for the capped call options, we first considered whether the options fit within the scope of ASC 480, Distinguishing Liabilities from Equity. These purchased call options on the Company’s stock are freestanding instruments but can only be assets, so they are not within the scope of obligations covered by ASC 480.

The capped call options have characteristics of derivatives (purchased calls) as they have an underlying (the Company’s stock price), a notional amount (number of shares), satisfy the net settlement criteria, and have a small initial investment (compared to the cost of purchasing the shares themselves).

We considered, however, whether the capped call options satisfy the scope exception in ASC 815 for derivative financial instruments indexed to, and potentially settled in, a company’s stock and classified in stockholder’s equity (the two-part test). The options were structured to closely follow the conversion and other provisions of the Notes, and have the same exercise contingencies, make-whole, and other conversion adjustments. We determined that these features would not prevent a conclusion that the instruments were indexed to the Company’s stock and classified in stockholder’s equity.

Accordingly, we determined that we should account for the capped call options as equity instruments that are not remeasured and recorded at fair value at each reporting date.

*          *          *          *

If the Staff has additional questions or requires any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at 646-518-1381 or rocco.venezia@interceptpharma.com.

10 Hudson Yards, 37th Floor, New York, NY 10001

T (646) 747-1000 F (646) 747-1001 W interceptpharma.com

Very truly yours,
Intercept Pharmaceuticals, Inc.

/s/ Rocco Venezia
Rocco Venezia
Corporate Controller

cc:

U.S. Securities and Exchange Commission

Rolf Sundwall

Intercept Pharmaceuticals, Inc.

Mark Pruzanski, M.D., President and Chief Executive Office

Sandip Kapadia, Chief Financial Officer and Treasurer

Jose Truzman, Executive Director - Legal Affairs

Skadden, Arps, Slate, Meagher & Flom LLP

Justin A. Kisner, Esq.

Brian V. Breheny, Esq.

KPMG LLP

Harry Cohen

10 Hudson Yards, 37th Floor, New York, NY 10001

T (646) 747-1000 F (646) 747-1001 W interceptpharma.com